Exhibit 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,					SEPTEMBER 30,
(dollars in thousands)	2007	2008	2009(2)	2010(2)	2011	2012	2011
Net income (loss)	$45,551	$10,360	$(55,823)	$(40,198)	$8,612	$2,752	$2,387
Income tax expense (benefit)	37,283	14,487	(36,146)	(23,213)	6,919	2,526	8,943
Fixed charges	224,932	230,078	263,011	253,569	239,477	169,211	180,621

Earnings	307,766	254,925	171,042	190,158	255,008	174,489	191,951

Interest expense, net	158,609	156,716	191,455	185,517	170,524	116,811	128,946
Rent under leases representative of an interest factor (1/3)	66,323	73,362	71,556	68,052	68,953	52,400	51,675
Preferred dividends	0	0	0	0	0	0	0

Fixed Charges	224,932	230,078	263,011	253,569	239,477	169,211	180,621

Ratio of earnings to fixed charges	1.4x	1.1x	0.7x	0.7x	1.1x	1.0x	1.1x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the years ended December 31, 2010, earnings were insufficient to cover fixed charges by $63.4 million $92.0 million, respectively.